400 Atlantic Street Suite 1500 Stamford, Connecticut 06901 USA Phone: 203.328.3500 Fax: 203.328.3946

March 17, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel

                 Assistant Director

Re:	Harman International Industries, Inc.
Form 10-K for the fiscal year ended June 30, 2009
Filed August 19, 2009 and
Form 10-Q for the period ended December 31, 2009
Filed February 8, 2010
File No. 1-09764

Ladies and Gentlemen:

Please be advised that Harman International Industries, Incorporated (the “Company”) received the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated March 5, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K and Form 10-Q referenced above. The Company intends to file with the Commission its responses to the Comment Letter on or before Wednesday, March 24, 2010.

Please do not hesitate to contact me at (203) 328-3829, with any questions.

Sincerely,

/s/ Todd A. Suko

Todd A. Suko

Vice President-General Counsel and Secretary

cc:	Securities and Exchange Commission
Joseph Cascarano
Robert Littlepage
Jay Knight
Paul Fischer

Harman International Industries, Inc.
Herbert Parker
Marisa Iasenza
Jennifer Peter